Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” and other similar terms refer collectively to Baird Medical Investment Holdings Limited, and its subsidiaries. You should read the following discussion and analysis of our results of operations and financial condition together with the unaudited consolidated financial statements and related notes included elsewhere in this current report on Form 6-K. See “Exhibit 99.1—Unaudited Interim Consolidated Financial Statements as of December 31, 2024 and June 30, 2025, and the for the Six Months Ended June 30, 2024 and 2025.” This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Risk Factors” of our annual report on Form 20-F for the year ended December 31, 2024 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2025.

Overview

We are a specialized healthcare innovator dedicated exclusively to thyroid related diseases. By combining extensive clinical understanding with cutting-edge technologies, we aim to transform traditional thyroid treatment through intelligent, non-invasive solutions. Our mission is to build an ecosystem that spans the entire treatment process, spanning from early screening and diagnosis to robotic-assisted ablation and post-treatment care.

Our core strengths lie in our successful development and commercialization of the thyroid microwave ablation system, as well as our active R&D pipeline featuring AI-integrated robotic systems. Our approach integrates hardware innovation, software intelligence and a comprehensive system mindset, positioning us to lead in a highly specialized and globally significant market.

Our product offerings and pipeline products mainly consist of microwave ablation apparatus and needles. As of the date of this report, our product offerings available for sale include microwave ablation apparatus approved for the treatment of live cancer and thyroid nodule, long microwave ablation needles, and fine microwave ablation needles. Currently, we hold two registration certificates for Class III medical devices specifically approved for the treatment of liver cancer and thyroid nodules. We have also successfully obtained the registration certificate for the Class III Certificate for MWA Needles, and one registration certificate for Class II medical devices in the PRC in relation to disposable sterile biopsy needles. Under PRC laws and regulations, Class II medical devices are those with moderate risks and are strictly controlled and administered, and Class III medical devices are those with relatively high risks and are strictly controlled and administered through special measures. Our products are ultimately sold to hospitals through direct sales, deliverers, or distributors.

Our net revenues were $13.1 million and $8.0 million in the six months ended June 30, 2024 and 2025, respectively. Our net income was $4.4 million and our net loss was $11.4 million in the six months ended June 30, 2024 and 2025, respectively. We recorded adjusted EBITDA of positive $7.1 million and negative $3.3 million in the six months ended June 30, 2024 and 2025, respectively. For a detailed description of our non-GAAP measures, see “—Non-GAAP Financial Measures.”

The following table sets forth a summary of our unaudited interim condensed consolidating statements of operations and comprehensive income/loss, both in absolute amount, for the periods indicated. This information has been derived from and should be read together with our unaudited interim condensed consolidating financial statements. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the six months ended
	June 30,
	2024	2025
Revenues	$13,136,588	$7,959,494
Cost of revenues	(1,645,559)	(1,424,240)
Gross profit	11,491,029	6,535,254
Operating expenses:
Selling and marketing expenses	(1,168,576)	(1,127,725)
General and administrative expenses	(3,205,845)	(8,677,640)
Research and development expenses	(2,027,439)	(7,180,293)
Total operating expenses	(6,401,860)	(16,985,658)
Income from operations	5,089,169	(10,450,404)
Interest expense	(238,919)	(358,215)
Interest income	264	762
Subsidy income	265	56,968
Other expenses (income), net	5,627	(49,107)
Income before income tax	4,856,406	(10,799,996)
Income tax provision	(481,279)	(559,131)
Net income	$4,375,127	$(11,359,127)
Non-GAAP measure:
Adjusted EBITDA(1)	7,086,174	(3,323,830)

(1)	For further information on the non-GAAP financial measures presented above, see the “Non-GAAP Financial Measures” section below.

Non-GAAP Financial Measures

We use adjusted EBITDA, a non-GAAP financial measure, in evaluating our results of operations and for financial and operational decision-making purposes. The Company defines adjusted EBITDA as net income/loss excluding the impact of income taxes, depreciation and amortization, interest expenses (net), listing Expenses, other income (excluding interest income/expenses) and share-based compensation expenses.

We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted EBITDA enables our management to assess our results of operations without considering the impact of income taxes, depreciation and amortization, interest expenses (net), listing expenses, other income (excluding interest income/expenses) and share-based compensation expenses. We believe that adjusted EBITDA helps identify underlying trends in our business that could otherwise be distorted by the effect of certain items that are included in net income/loss. We also believe that the use of such non-GAAP measure facilitates investors’ assessment of our operating performance. Adjusted EBITDA should not be considered in isolation or construed as an alternative to net income/loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the reconciliation of our historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure. We mitigate these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating our performance.

The following tables set forth a reconciliation of our adjusted EBITDA to net income/loss for the periods indicated.

	For the six months ended
	June 30,
	2024	2025
Net Income/ (Net Loss)	$4,375,127	$(11,359,127)
(+) Depreciation and Amortization	773,962	789,932
(+) Share-based compensation	—	6,328,781
(+) Income Tax	481,279	559,131
(+) Interest Expenses, net	238,655	357,453
(+) Listing Expenses	1,217,151	—
Adjusted EBITDA	$7,086,174	$(3,323,830)

Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024

Revenues. Our revenues decreased by 38.9% from $13.1 million in the six months ended June 30, 2024 to $8.0 million in the six months ended June 30, 2025. The overall decrease in our revenues was due to the decrease of sales of MWA needles.

Cost of revenues. Our cost of revenues mainly consisted of direct material costs for our proprietary MWA medical devices; direct staff costs; production overheads; and distribution costs. Our cost of revenues decreased by 12.5% from $1.6 million in the six months ended June 30, 2024 to $1.4 million in the six months ended June 30, 2025, generally consistent with the decline in our revenues.

Selling and marketing expenses. Selling and marketing expenses primarily consisted of meeting expenses, salary cost relating to our sales and marketing personnel, entertainment, traveling and other expenses relating to our marketing activities. Selling and marketing expenses decreased slightly from $1.2 million for the six months ended June 30, 2024 to $1.1million for the six months ended June 30, 2025 mainly due to the decrease in staff cost and entertainment expenses.

General and administrative expenses. General and administrative expenses primarily consisted of salary and compensation expenses relating to our finance, legal, human resources and executive office personnel, rental expenses, depreciation and amortization expenses, office overhead, share-based compensation expenses, professional service fees and travel and transportation costs. General and administrative expenses increased significantly from $3.2 million in the six months ended June 30, 2024 to $8.7 million in the six months ended June 30, 2025, primarily due to the increase of share-based compensation.

Research and development expenses. Research and development expenses primarily consisted of CRO (Contract Research Organization) and other research and development service fee and depreciation expense related to equipment used for research and development, compensation and benefit expenses relating to our research and development personnel, as well as office overhead and other expenses relating to our R&D activities. Our research and development expenses significantly from $2.0 million in the six months ended June 30, 2024 to $7.2 million in the six months ended June 30, 2025, primarily due to increased FDA certification fees, CE Marking fee, Endoscopic Ultrasound System and R&D expenditures on AI ablation systems and equipment.

Net loss/income. As a result of the foregoing, we incurred a net loss of $11.4 million in the six months ended June 30, 2025, as compared to a net income of $4.4 million in the six months ended June 30, 2024.

Liquidity and Capital Resources

We have historically funded our working capital needs primarily from operations and bank borrowings. Our working capital requirements are affected by the efficiency of our operations, the numerical volume and dollar value of our sales contracts, the progress or execution on our customer contracts, and the timing of accounts receivable collection.

In the six months ended June 30, 2025, our principal source of liquidity was cash generated from financing activities and short-term borrowings from banks as well as long-term borrowings from banks. In the six months ended June 30, 2024, our principal source of liquidity was cash generated from financing activities and short-term borrowings from banks.

As of December 31, 2024 and June 30, 2025, we had cash and cash equivalents of $3.0 million and $2.2 million, respectively. As of December 31, 2024, our current assets were approximately $61.4 million, and our current liabilities were approximately $34.6 million. Total shareholders’ equity as of December 31, 2024 was approximately $39.8 million. As of June 30, 2025, our current assets were approximately $60.7 million, and our current liabilities were approximately $35.5 million. Total shareholders’ equity as of June 30, 2025 was approximately $35.6 million. We believe that we will have sufficient working capital to operate our business for the next 12 months from the date of this this current report. However, we may require additional funding due to changing business conditions or other future developments, including any investments or potential acquisitions we may pursue. If our existing cash resources are insufficient to meet our working capital requirements, we may seek to issue equity or equity-linked securities or debt securities or obtain financing from banks and other third parties. The sale of equity or equity-linked securities would result in additional dilution to our shareholders, while the incurrence of indebtedness could subject us to operating and financial covenants that restrict our operations and ability to pay dividends to our shareholders. There is no assurance that we will be successful in raising funds, obtaining sufficient funding on terms acceptable to us, or if at all, which could have a material adverse effect on our business, financial condition and results of operations. See “Item 3. Key Information— D. Risk Factors — Risks Related to Our Securities — The issuance of additional share capital in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other shareholders” of the Annual Report.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Six Months ended
	June 30,
	2024	2025
Net cash (used in) operating activities	$(3,960,397)	$(3,194,035)
Net cash (used in) investing activities	(484,839)	(44,610)
Net cash provided by financing activities	4,457,217	2,195,443
Effect of exchange rate change	(20,051)	244,495
Net (decrease) in cash and cash equivalent	(8,070)	(798,707)
Cash and cash equivalent at the beginning of the period	1,510,484	2,970,199
Cash and cash equivalent at the end of the period	$1,502,414	$2,171,492

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2025 was $3.2 million, primarily due to a net loss of $11.4 million, as adjusted by adjustments primarily consisting of share-based compensation expense of $6.3million, decrease in accounts receivable of $6.6 million, depreciation and amortization of $0.6 million, increase in accounts payable of $0.8 million, increase in contract liabilities of $0.3 million, partially offset by increase in prepayments of $5.6 million, decrease in taxes payable of $0.4 million, decrease in lease liabilities of $0.2 million and decrease in accrued expenses and other payable of $0.2 million.

Net cash used in operating activities for the six months ended June 30, 2024 was $3.9 million, primarily due to a net income of $4.4 million, as adjusted by adjustments primarily consisting of depreciation and amortization of $0.6 million, partially offset by increase in accounts receivable of $4.1 million, increase in prepayments of $4.0 million, decrease in taxes payable of $0.5 million, decrease in lease liabilities of $0.3 million and decrease in accrued expenses and other payable of $0.1 million.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2025 was $0.04 million, primarily due to purchase of property, plant and equipment.

Net cash used in investing activities for the six months ended June 30, 2024 was $0.5 million, primarily due to purchase of property, plant and equipment.

Financing Activities

Net cash generated from financing activities for the six months ended June 30, 2025 was $2.2 million, primarily due to that we had withdrawal of short-term bank loans of $9.6 million and repayments of short-term bank loans of $12.1million and a temporary fund due to shareholders of $0.7 million during the six months ended June 30, 2024. In addition, we had proceeds from long-term loan of $5.0 million and repayment of long-term loan of $1.0 million during the six months ended June 30, 2025.

Net cash provided by financing activities for the six months ended June 30, 2024 was $4.5 million for the six months ended June 30, 2024, primarily due to that we had withdrawal of short-term bank loans of $8.5 million and repayments of short-term bank loans of $3.5 million and a temporary fund advance to shareholders of $8,433 during the six months ended June 30, 2024. In addition, we had repayment of long-term loan of $0.4 million and payment of listing cost of $0.1 million the six months ended June 30, 2024.

Capital Expenditure

We incur capital expenditures primarily for purchases of property and equipment. Our capital expenditures were $0.5 million and $0.04 million in the six months ended June 30, 2024 and 2025, respectively. We will continue to incur capital expenditures to support the growth of our business. We intend to fund our future capital expenditure through our existing cash balance, bank borrowings, proceeds from the Business Combination and other financing alternatives.

Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of June 30, 2025:

	Payment Due by Period
		Less than
	Total	1 Year	1-3 Years
Short-term bank loans	$13,953,020	$13,953,020	$—
Lease payment	204,490	115,481	89,009
Long term loan	8,405,830	2,591,659	5,814,171
Total	$22,563,340	$16,660,160	$5,903,180

Off-Balance Sheet Arrangements

We have not entered, and does not expect to enter, into any off-balance sheet arrangements. We have also not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. In addition, we have not entered into any derivative contracts indexed to equity interests and classified as shareholders’ equity.

Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

Cautionary Statement Regarding Forward-Looking Statements

This current report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this current report, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, our expectations concerning the outlook for our business, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning our possible or assumed future results of operations as set forth in this Form 6-K.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	the outcome of any legal proceedings that have been or may be instituted against us;
●	the ability to maintain the listing of the Ordinary Shares on Nasdaq;
●	our markets are rapidly evolving and may decline or experience limited growth;
●	our ability to retain and expand our customer base;

●	our ability to compete effectively in the markets in which we operate;
●	our relationships with consumers;
●	failure to maintain and enhance our brand;
●	failure to prevent security breaches or unauthorized access to our or our third-party service providers’ data;
●	changes in laws, contractual obligations and industry standards relating to privacy, data protection and data security;
●	risks related to our corporate structure; and
●	the other matters described in the section titled “Risk Factors” of the Annual Report.

We caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available to us as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this current report. We do not undertake any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, in our public filings with the SEC, which are accessible at www.sec.gov, and which you are advised to consult.